UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

November 8, 2006

Item 3.	News Release

On November 8, 2006 the Company issued a press release relating to the material change described below. The press release was distributed to the TSX Venture Exchange, the Alberta and British Columbia Securities Commission and public media through CCN Matthews.

A copy of the press release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has its common shares have been approved for listing on the American Stock Exchange effective at the opening of trading, Thursday, November 9, 2006.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 8th day of November 2006.

SCHEDULE “A”

EXETER RESOURCE CORPORATION LISTS ON THE AMERICAN STOCK EXCHANGE

TRADING SYMBOL “XRA”

Vancouver, B. C., November 8, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces that its common shares have been approved for listing on the American Stock Exchange (“Amex”), effective at the opening of trading, Thursday, November 9, 2006. The Company will trade on Amex under the symbol “XRA”, and continue to trade on the TSX Venture Exchange (“TSX-V”) under the symbol “XRC”.

Exeter Chairman, Yale Simpson, commented: “The Amex listing represents a significant milestone in our corporate growth. The listing is expected to provide a more convenient trading market for U.S. investors, significantly enhancing Exeter’s visibility within the U.S. investment community.”

About Exeter Resource Corporation

Exeter’s focus is the discovery and development of epithermal gold-silver properties in South America.

Our flagship project, the La Cabeza deposit in Argentina, is rapidly advancing towards a development decision, following two years of intensive exploration and definition drilling. Five drills are currently operating on the site to complete the exploration program. Concurrent project development activities include engineering, metallurgical, hydrological, and environmental studies. In 2007, the project is scheduled to enter the mine feasibility stage.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A., an AngloGold Ashanti subsidiary, over 12 epithermal gold and silver properties. Current exploration, including drilling, is focusing on advancing the Cerro Moro, Cerro Puntudo and Verde discoveries.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property. Drilling is scheduled for January, 2007.

In Chile, Exeter is prospecting 48 gold, silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to Exeter’s exploration plans and expectations for advancing its exploration properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

The AMEX listing approval is contingent on the Company being in compliance with all applicable listing requirements on the date that it begins trading and may be rescinded if the Company is not in compliance with such standards.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date November 8, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director